



File No. 82-2683

PRESS RELEASE



Contact:

Caroline Wouters
Vice President
Corporate Communications
Wolters Kluwer nv

+ 31 (0)20 6070 459

press@wolterskluwer.com

Oya Yavuz
Vice President
Investor Relations
Wolters Kluwer nv

+ 31 (0)20 6070 407

ir@wolterskluwer.com

Wolters Kluwer Appoints Jack Lynch as Senior Vice President of Business Development

Amsterdam (May 11, 2006) - Wolters Kluwer, a leading multinational publisher and information services company, announced today the appointment of Jack Lynch to the position of Senior Vice President of Business Development. Mr. Lynch replaces Dave Lampert, who recently was named President of Wolters Kluwer Asia Pacific.

Mr. Lynch will identify and investigate cross-divisional business opportunities for Wolters Kluwer, focusing on leveraging flagship products and business models. With investment in business development, particularly in the area of electronic products, as one of the key elements of the company's three-year strategy, Mr. Lynch also will play an important role as a thought leader in Wolters Kluwer's continued online transformation.

Previously, Mr. Lynch served as president of the Pearson School Technology Group within the Pearson Education School Companies. In this role, he oversaw technology-focused businesses, including Pearson School Systems, Family Education Network and a new online start up initiative, as well as central software development and business development and strategic initiatives. Mr. Lynch also was founding CEO and board member at Bigchalk, The Education Network and general manager of a number of information services and technology companies including Jnana Technologies, an artificial intelligence software company, and CCH Legal Information Services, a leading provider of corporate agent representation, corporate filing and UCC search and filing services that has since become part of Wolters Kluwer.

"I am very pleased that Jack will join Wolters Kluwer in this role. He has an excellent background in technology and innovation in cutting-edge media industries, and a proven understanding of how our products and services can meet the needs of customers to improve their businesses," commented Nancy McKinstry, CEO and Chairman of the Executive Board. "Jack is also very familiar with Wolters Kluwer since he was CEO of the Corporate Legal Services for several years in the '90s. Throughout his career, Jack has focused on leveraging technology to deliver indispensable information to professionals, and as Senior Vice President of Business Development he will support Wolters Kluwer businesses in driving growth further."

Mr. Lynch holds a Bachelor of Arts degree from Boston University. He will report to the CEO and Chairman of the Executive Board, Nancy McKinstry.

5/11

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The company's core markets are health, corporate services, financial services, tax, accounting, legal, regulation, and education. Wolters Kluwer has annual revenues (2005) of €3.4 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, see www.wolterskluwer.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.